Exhibit 12.2
National Health Realty
Computation of Ratio of Earnings to Fixed Charges
(dollars in thousands)

	Six Months Ended June 30		Year Ended December 31
	2007	2006	2006	2005

Earnings:
Pretax income	$5,891	$6,036	$12,407	$11,277
Minority interest adjustment	717	736	1,512	1,376
Equity (loss) adjustment	(7)	81	53	—
Add fixed charges	271	301	604	721
Add distributed income of equity investees	—	—	89	—

Total Earnings Available for Fixed Charges	$6,872	$7,154	$14,665	$13,374

Fixed charges:
Interest expensed	$271	$301	$604	$721

Total fixed charges	$271	$301	$604	$721

Ratio of Earnings to Fixed Charges	25.4×	23.8×	24.3×	18.5×